UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Jeff. D. Morris
7616 LFJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 020520102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		34,562,155

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		231,015

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,562,155

WITH	10	SHARED DISPOSITIVE POWER

		231,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,793,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.3% based on 46,814,021 shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP NO. 020520102	13D	Page 3 of 7 Pages
Item 1. Security and Issuer.
     The class of securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), a holding company with its principal office located at Europark (France Building), Kibbutz Yakum, 60972, Israel. Through its subsidiaries, Alon Israel’s principal business is primarily focused on the energy and retail sectors in Israel and the United States. Set forth in Appendix I with respect to each director and executive officer of Alon Israel are his or her name, business address and present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on.
     No person, other than persons listed in Appendix I, might be deemed to control Alon Israel.
     During the last five years, neither Alon Israel, nor to the best of Alon Israel’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Each of the directors and executive officers of Alon Israel is a citizen of Israel.
Item 3. Source and Amount of Funds or Other Consideration.
     On August 12, 2008, Alon Israel acquired an additional 62,155 shares of Common Stock in an open market purchase for an aggregate purchase price of $597,931, net of commissions. This acquisition together with all other acquisitions of Common Stock made by Alon Israel during the preceding twelve months exceeded two percent of the outstanding Common Stock of the Issuer. The source of these funds was Alon Israel’s working capital.
Item 4. Purpose of Transaction.
     Alon Israel holds its shares of the Common Stock of the Issuer for investment purposes. Alon Israel may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it.

CUSIP NO. 020520102	13D	Page 4 of 7 Pages
     Except as set forth above, Alon Israel has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer.
     The Issuer is believed to have 46,814,021 shares of Common Stock outstanding based on the number of shares of Common Stock outstanding on July 31, 2008 as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008. Alon Israel beneficially owns 34,793,170 shares of the Common Stock or approximately 74.3% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares.
     Alon Israel indirectly owns 231,015 additional shares of Common Stock of the Issuer that are held by Tabris Investments Inc., a wholly-owned subsidiary of Alon Israel. Additionally, Alon Israel owns 80,000 shares of Series A Preferred Stock, par value $1,000 per share, of Alon Refining Louisiana, Inc. which are exchangeable upon the satisfaction of certain conditions for a number of shares of Common Stock of the Issuer equal to the quotient of (A) the aggregate par value of the Series A Preferred Stock (par value $1,000 per share) plus any accrued but unpaid dividends thereon, divided by (B) $14.39 (the trailing 90-day average trading price of the Issuer’s Common Stock on the date of issuance of the Series A Preferred Stock).
     Mr. David Wiessman, the President and Chief Executive Officer of Alon Israel, beneficially owns 2,159,374 shares of Common Stock comprised of (i) 989,092 shares held directly, (ii) 234,113 shares that are held in trust by Eitan Shmueli, as trustee, the sole beneficiary of which is Mr. Wiessman, and (iii) an option to purchase 936,169 shares of Common Stock from Alon Israel. Other than Mr. Wiessman, none of Alon Israel’s directors or executive officers beneficially own any shares of Common Stock of the Issuer.
     During the past sixty days there have been no transactions in shares of Common Stock of the Issuer by Alon Israel’s directors or executive officers. During the past sixty days, Alon Israel made the following purchases of Common Stock through open market purchases:

Date	Number of Shares	Price per Share

August 11, 2008	20,000	$8.31

August 12, 2008	62,155	$9.62

CUSIP NO. 020520102	13D	Page 5 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Registration Rights Agreement
     Pursuant to the terms of a Registration Rights Agreement with Alon Israel, the Issuer has provided Alon Israel with registration rights, including demand registration rights and “piggy-back” registration rights, with respect to Common Stock owned by Alon Israel. The Issuer’s obligations are subject to limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. The Issuer is obligated to pay all expenses incidental to such registration, excluding underwriters’ discounts and commissions and certain legal fees and expenses.
     Series A Preferred Stock
     Pursuant to the terms of a Series A Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), between Alon Refining Louisiana, Inc. (“Alon Louisiana”), a subsidiary of the Issuer, and Alon Israel, on July 3, 2008 Alon Louisiana issued to Alon Israel 80,000 shares (the “Shares”) of Series A Preferred Stock of Alon Louisiana, par value $1,000.00 per share, for an aggregate purchase price of $80 million. The Shares accrue dividends from the date of issuance at a rate of 10.75% per annum and are payable quarterly.
     The Shares are subject to the terms of a Stockholders Agreement (the “Stockholders Agreement”), by and between the Issuer, Alon Louisiana, Alon Israel and Alon Louisiana Holdings, Inc., the sole shareholder of Alon Louisiana. Pursuant to the Stockholders Agreement, subject to the prior approval of the holders of a majority of the Common Stock of the Issuer, (1) the Shares may be exchanged at the election of either the Issuer or Alon Israel, for shares of Common Stock upon a change of control of either Alon Louisiana or the Issuer and (2) if not exchanged pursuant to clause (1), shall be mandatorily exchanged for shares of Common Stock on July 3, 2011. The number of shares of Common Stock to be issued and delivered upon the exchange shall be equal to the quotient obtained by dividing (i) the sum of (A) the aggregate par value of the Shares then held by Alon Israel or its permitted transferees and (B) the aggregate dividends accrued but unpaid on the Shares, by (ii) $14.39, the average of the daily closing sales price per share of Common Stock on the New York Stock Exchange for each trading day during the period commencing on the day 90 days prior to the date of the Stockholders Agreement.
     In addition, during the 18-month period following the date of issuance of the Shares, each of Alon Louisiana and the Issuer have the option to purchase from Alon Israel all or a portion of the Shares at a price per share equal to the par value plus accrued but unpaid dividends, subject to the prior release of the letter of credit and conditioned upon the approval of the purchase by the Issuer’s audit committee.
     Pursuant to the terms of the Stock Purchase Agreement, Alon Israel also caused a letter of credit in the amount of $55 million to be issued for the benefit of Bank of America, N.A. in order to support the borrowing base of Alon Refining Krotz Springs, Inc., a subsidiary of Alon

CUSIP NO. 020520102	13D	Page 6 of 7 Pages
Louisiana, under a revolving credit facility. Alon Israel shall bear the expenses of the letter of credit; however, until the earlier of (1) the release of the letter of credit or (2) six months following the initial issuance of the letter of credit, Alon Louisiana shall pay Alon Israel a fee at a per annum rate of 2% of the aggregate amount of the letter of credit outstanding (subject to adjustment as set forth in the Stock Purchase Agreement) in consideration for causing the issuance of the letter of credit. The Stockholders Agreement provides that, in the event Bank of America, N.A. draws upon the letter of credit, Alon Louisiana shall issue and deliver to Alon Israel a promissory note (with a term no longer than one year) in a principal amount equal to the amount of such draw and bearing interest at a rate of 10.75% per annum.
     Option to Purchase Common Stock
     Pursuant to his employment agreement with Alon Israel, Mr. Wiessman has an option to purchase 936,169 shares of Common Stock from Alon Israel.
Item 7. Material To Be Filed as Exhibits.
     3.1 Registration Rights Agreement, dated as of July 6, 2005, between Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd.
     3.2 Series A Preferred Stock Purchase Agreement, dated as of July 3, 2008, by and between Alon Refining Louisiana, Inc. and Alon Israel Oil Company, Ltd.
     3.3 Stockholders Agreement, dated as of July 3, 2008, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd.

CUSIP NO. 020520102	13D	Page 7 of 7 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman	August 22, 2008
David Wiessman
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix I
ALON ISRAEL OIL COMPANY, LTD.
Senior Executives

Name	Title	Address

David Wiessman	Chief Executive Officer	France Building, Europark
P.O. Box 10
Yakum 60972, Israel

Ortal Klein	General Counsel	France Building, Europark
P.O. Box 10
Yakum 60972, Israel

Shmuel Timor	Vice President, Marketing	France Building, Europark
P.O. Box 10
Yakum 60972, Israel

Ilan Kliger	Chief Financial Officer	France Building, Europark
P.O. Box 10
Yakum 60972, Israel

Limor Ganot	Vice President, M&A and	France Building, Europark
	Business Development	P.O. Box 10
Yakum 60972, Israel

Yuval Raikin	Deputy Chief Financial Officer	France Building, Europark
P.O. Box 10
Yakum 60972, Israel
Board Members

Name	Address	Principal Occupation/Employer

David Wiessman	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer and President of Alon Israel; Executive Chairman of the board of directors of Alon USA Energy, Inc.; Chairman of the board of directors of Blue Square — Israel, Ltd.; active Joint Chairman of the board of directors and President of Dor Alon Energy in Israel (1988) Ltd.

Yeshayahu Pery	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the Board of MIGAL, Inc.

Itzhak Bader	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the board of directors of Alon Israel; Chairman of Granot Irgun Shitufi Ezori, Aguda Shitufit Haklait Merkazit Ltd., a purchasing organization of the Kibbutz movement

Emanuel Bar-Or	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Director of Alon Israel

Name	Address	Principal Occupation/Employer

Ron Fainaro	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Financial Officer of Africa Israel Investments Ltd.

Avinadav Grinshpon	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer of Memorand Management (1997) Ltd., interim Chief Executive Officer of Africa Israel Investments Ltd.

Israel Ben Yacov	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of Dor Alon Gas Technologies, Pizza Hut Israel LLP and S.D. Lul Mazon Ltd.; Head of the economic division in the United Kibbutz Movement

Yehuda Freidenberg	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Owner of an economic consulting firm in Israel

Shlomo Even	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Partner in the certified public accounting firm of Troshi Even

Diana Bogoslavsky	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Managing Director of Mishkey Emek Hayarden — Aguda Merkazit Haklait Shitufit Ltd., a procurement organization, and Managing Director of Zemach Enterprises, a cooperative of 12 companies

Oded Rubenstein	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer of Mishkei Negev, an organization of the Kibbutz movement

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